EXHIBIT 21

SUBSIDIARIES

Name of Company	Place of Incorporation/Operation
Officeway Technology Limited	British Virgin Islands
Chinawe Asset Management Limited	Hong Kong
Chinawe Asset Management (PRC) Limited	The People’s Republic of China